October 31, 2025

VIA EDGAR

Eileen Smiley

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

RE: Founder Funds Trust (the “Trust”) and Founders 100 ETF (the “Fund”)

File Nos. 333-28898 and 811-24107

Dear Ms. Smiley:

Addressing the comments from your letter from August 19th:

PROSPECTUS

SUMMARY INFORMATION, pages 1-9

Principal Investment Strategies, pages 1-4

1.	The disclosure on page 1 under “Principal Investment Strategies” states that the Adviser defines a “Founder-Led Company” as a “business where a person who established the company... serves as...” Please disclose how the Fund is defining “a person who established the company”.
•	The Adviser defines a “Founder” as a person who has profound influence on a company’s identity and trajectory from its nascent stages; this includes one or more individuals who conceptualize a new business and bring it into commercial operation as well as those who take over an existing idea or early-stage company and propel it to significant success and scale.
•	The Adviser defines a “Founder-Led Company” as a business managed by a “Founder Chief,” defined as a Founder serving as a Chief officer, most often as Chief Executive Officer (CEO), Chief Technology Officer (CTO), Chief Scientific Officer (CSO), or Chief Medical Officer (CMO).
2.	The first paragraph of the section entitled “Principal Investment Strategies” on page 1 states that the Fund is an actively managed ETF that seeks to achieve returns similar to the Founders 200 Index and the remainder of this section has detailed disclosure about the Founders 200 Index. The following comments apply to this section:
a)	Please explain supplementally to the staff whether this Fund is seeking to operate as an index fund as the disclosure in Item 4 and elsewhere in the registration statement is unclear. For example, paragraph 7 of page 2 states that the Adviser will generally follow a sampling strategy, however, the second paragraph on page 14 states that the Fund is not an index fund. Please reconcile.
b)	If the Fund intends to operate as an index fund, please revise Item 4 disclosure to summarize the Fund’s principal investment strategies and relocate details about the investment thesis in Item 9 or the SAI as appropriate.

August 19, 2025

•	The Fund is active, not an Index fund. All references to an index or sampling strategy have been removed for clarity.

3.	If the Fund is not operating as an index fund, as stated in the second paragraph on page 14 of the registration statement, then please revise Item 4 to remove excessive detail about the Founders 200 Index and other details about the Adviser's reasoning for investing in Founder-Led Companies to Item 9 or the SAI to ensure that the Fund's principal strategies are not obscured. Item 4 should contain a summary of how the Fund will achieve its investment objective, including identification of the types of securities in which the Fund invests as a principal strategy and any policy to concentrate. See Item 4.a.1 of Form N1A.
•	We removed all references to the Index since we are not managing a passive strategy and made the recommended changes.
a)	For example, the first paragraph on page 1 states that the Fund will invest in U.S. publicly traded equity securities of 95-125 Founder-Led Companies. Please define equity securities, including if this term refers to both common and preferred shares and/or convertible securities.
•	We rewrote the section and defined equity security as common shares and REIT securities only.
b)	The second sentence of the seventh paragraph on page 2 states that the Adviser may modify the Fund’s assets in order to achieve desired exposures and “downward protection for the Fund.” Please disclose in Item 4 or Item 9, as appropriate, what instruments and methods (i.e., derivatives) the Fund may invest in to achieve these purposes.
•	We do not plan to use any derivatives so removed the “downward protection of the Fund” language.
c)	The fourth sentence of the seventh paragraph on page 2 states that the Fund may invest in securities outside of the Index. Please clarify if those could be investments in companies that are not Founder-Led Companies, if those assets could include something other than equity securities, and how the Adviser selects those investments.
•	Yes, up to 10% of assets may be invested in non-founder-led common equity and REIT securities.
d)	Please disclose generally how much the Fund is allocating its investments to companies included in the Index vs. investments that are not included in the Index.
•	We removed all references to the Index for clarity.
e)	The fourth paragraph on page 3 states that the Fund may invest in foreign companies, but only if their securities are listed on U.S. Exchanges. Please disclose how the Fund is defining a foreign company in either Item 4 or Item 9.
•	In Item 4, we added the sentence: “The Fund may invest in foreign companies, which the Adviser defines as company with a headquarters outside the U.S., but only if the securities are listed on a U.S. exchange.”
4.	The second paragraph under “Principal Investment Strategies” starting with “[t]he Adviser believes... and industry affiliation” includes a detailed discussion about the Adviser’s

August 19, 2025

opinions about the potential returns of Founder-Led Companies. Please consider relocating this discussion further back into Item 4 or Item 9 after discussion of the criteria of how Founder-Led Companies are selected, so as not to impede or obscure investors' understanding of the Fund's investment strategy.

•	We rewrote how the philosophy and Founder Factor are central to the strategy and located both to the bottom of Item 4 so investors can clearly understand the investment strategy.
5.	The disclosure on page 2 states that the “Adviser believes that applying a fundamental rules-based methodology.... helps the Adviser see the Fund's investment eligible companies more clearly...” Please address the following: (1) clarify whether the Adviser will be applying a rules-based methodology; (2) if so, disclose the rules-based methodology and how it will be applied, including if the methodology will be applied to select investments that are a subset of Founder-Led Companies. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
•	Yes, we will be applying a rules-based methodology.
•	We disclosed it in Item 4 and 9.
6.	The disclosure on page 2 states that “Founders are dynamic, requiring the Adviser to build active elements into its fundamental, bottom-up investment process.” Please disclose how the Fund is defining “active elements”, how the Adviser “builds active elements” into its management of the Fund, and if this is only referring to the Adviser's decision to sell an investment under the circumstances enumerated in the bulleted list following this disclosure. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
•	We removed “build active elements” as we rewrote the rules-based methodology section.
7.	The disclosure on page 2 refers to a “fundamental, bottom-up investment process”. Please disclose affirmatively whether the Adviser is using such a process, and if so, how the Fund/Adviser are defining such a process and how it is applied. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
•	We removed “fundamental, bottom-up investment process” as we rewrote the rules-based methodology section.
8.	The disclosure on page 2 states that the Fund will invest in a subset of Index components. Please disclose what criteria the Adviser will generally use to select such subset, and if the selection process includes the “fundamental rules-based methodology” and/or “fundamental, bottom-up investment process” mentioned in the fourth and fifth paragraphs on page 2. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
•	We disclosed the generally criteria used to select each subset, both the Founder-Led Top 100 using rules and the Founder-Led IPO/Founder-Led smaller than Top 100 companies using similar but not identical criteria.
9.	The disclosure on page 2 states that the “Fund is expected to perform in line with broad equity markets”. Please delete or revise the disclosure, or otherwise supplementally explain how such a statement is not potentially materially misleading.

•       We deleted the disclosure.

August 19, 2025

10.	The disclosure on page 2 states that the Fund “may sell portfolio holdings of a company that has experienced a negative change in business circumstances, or participate in initial public offerings (“IPO”)”. Please clarify how the Fund is defining a “negative change in business circumstances”. Second, is this disclosure meant to indicate that the Fund will generally sell portfolio holdings of companies that will hold an IPO? If so, does the Fund intend to invest in privately offered securities? Please revise and clarify the disclosure. We may have additional comments.
•	We removed “negative change in business circumstances.” It was meant as two ideas… managing risk and, separately, participating in IPOs so we rewrote the section for clarity. The Fund will not invest in private securities (or ADRs or GDRs) and that is included in our new filing.
11.	The sixth paragraph on page 3 states that the Fund is non-diversified. If the Fund will operate as a non-diversified fund, please explain what that means in terms of the Fund's holdings.
•	We explained it as: “The Fund is “non-diversified” under the Investment Company Act of 1940 (“1940 Act”) because the fund sets a maximum weight of 7.5% per security so will not commonly meet the requirements of the diversification rule, which requires at least 75% of assets to be composed of securities with a maximum weight of 5% per security.”

The Founders 200 Index, pages 3-4

12.	Please clarify in criteria 2 of the first paragraph entitled “Index Universe & Component Selection” the time period over which a security must have average trading volume of at least $2 million.
•	We removed all references to the Index including the “average trading volume” language.
13.	The section entitled “Index Weighting” on pages 3-4 describes that the Index uses a modified market capitalization method that evaluates weightings based on two constraints that the top four securities may not exceed 6.25% and the weight of remaining securities may not exceed 5% each on rebalance, and a two-stage process for determining weighting of securities. Please disclose how the securities weightings are adjusted in Stage 1 or

Stage 2 and whether the Index Provider has discretion in adjusting any of the weights in Stage 1 or Stage 2.

•	We removed all references to the Index.
14.	The second sentence of the fourth paragraph on page 3 states that proceeds from an acquired security may be allocated on a pro rata basis into existing Index constituents. Please clarify whether this sentence applies to the Index constitution or how the Fund will adjust holdings based on acquisitions. If the latter, please move out of the Index constitution section.
•	We removed all references to the Index
15.	The third sentence on page 1 discloses that the Founders 200 Index is owned and maintained by Pearl Street Indexes, LLC (“Pearl Street”), an affiliate of the Adviser. Please explain supplementally to the staff:

August 19, 2025

a)	How Pearl Street is affiliated with Adviser and if these entities share personnel that manage the Fund and create and maintain the Index;
b)	Whether any other clients utilize or pay for this Index; and
c)	What conflict of interest policies and procedures the Adviser, Pearl Street and any other related affiliate have adopted to address conflicts of interest in shared personnel managing this Fund and operating the Index.
d)	Please also supplementally confirm whether the Index has been constructed, and if so, provide the staff with a copy of the Index methodology.
•	We removed all references to the Index.
16.	The first paragraph under the section entitled “Principal Risks of Investing in the Fund” on page 4 states that the principal risks are listed below in alphabetical order. Principal risks should be presented in order of importance with the most significant risks appearing first. See ADI 2019-08-Improving Principal Risks Disclosure.
•	We agree an alphabetical list of risks may be inappropriate or potentially misleading for some funds, but given the brevity of our risk section, less than three pages long, we think our alphabetical presentation is not misleading.
•	We added a second sentence: “The principal risks of investing in the Fund are listed below in alphabetical order so that you may more easily compare our risks to those of other Funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order it appears.”
•	With this change, we think our presentation is appropriate and provides investors with tailored, clear, concise, relevant, and timely information. Our philosophy and founder factor paragraphs, now at the bottom of section 4, address appropriateness.

17.	Please relocate the discussion of the Fund's temporary defensive positions from page 3 to Item 9 and Item 16.
•	We relocated the discussion of the Fund’s temporary defensive positions from page 3 to Item 9 and Item 16.

18.	The fifth sentence of the risk entitled “Equity Risk” on page 5 describes one aspect of large capitalization risk which is also separately discussed on page 6 in a section entitled “Large-Capitalization Companies Risk”. Please consolidate the descriptions of large capitalization risk in one comprehensive risk factor.

•       We consolidated the descriptions of large capitalization risk in one comprehensive risk factor.

19.	Please conform the disclosure in the section entitled “Index Risk” on page 5 to align with any revisions to the principal strategy discussion regarding whether the Fund is an index fund, and if not, how it is actively managed.
•	We Removed “Index Risk” as the Fund is not an Index Fund.

20.	The risk factor entitled “Industry Concentration Risk” on page 5 notes that the Fund can concentrate and appears to reserve freedom of action to concentrate. With respect to the Fund’s concentration policy, Section 8(b)(1) of the 1940 Act, in relevant part, requires the prospectus to recite whether the Fund reserves freedom of action to, among other things,

August 19, 2025

concentrate its investments, and if such freedom of action is reserved, the prospectus must include a statement briefly indicating, insofar as is practicable, the extent to which intends to concentrate its investments. Section 13(a)(3) of the 1940 Act provides, in relevant part, that the Fund may not, unless authorized by the vote of a majority of its outstanding voting securities, deviate from its policy in respect of concentration of investments in any particular industry or group of industries as recited in its registration statement. The First Australia Fund no-action letter (pub. avail. July 29, 1999), stands for the proposition that the circumstances under which changes to concentration and non-concentration would be made must be based on objective standards that are not in control of the registrant or any of its affiliates. How does the Fund intend to comply with Section 8(b)(1) in light of the First Australia Fund letter given that the Index Provider is affiliated with the Fund.

•	We added the concentration disclosure. The IP owner, not the Index Provider, is affiliated with the fund.
21.	Page 6 lists investing in initial public offerings (“IPOs”) as a principal risk and states that the Fund may invest in IPOs. If investing in IPOs will be a principal strategy of the Fund, please disclose in Item 4 or Item 9, as appropriate.
•	Yes, IPO investing is a principal strategy and is now disclosed.

22.	Please supplementally advise the staff of the appropriate broad-based securities market index that the Fund anticipates using for its performance presentation.
•	We anticipate using the NYSE U.S. 3000 Index as our broad-based securities market index in our performance presentations.

Management of the Fund, page 17

23.	Founder ETFs, LLC is disclosed as the registered investment adviser for the Fund. Please supplementally confirm if this entity is in fact an SEC-registered investment adviser, and if not, the proposed timeframe for registration.
•	Yes, Founder ETFs LLC became a registered investment adviser on August 27, 2025. SEC File No.: 801-134202. Form ADV is attached in the correspondence.
24.	Under Item 10 on page 17, the registration statement discloses that “[w]e at Founder ETFs aspire to help people live the American Dream by creating the world’s best ETFs.” Please delete this disclosure or otherwise explain the basis for the language under Item 10 and how it is not potentially materially misleading.
•	We revised the disclosure accordingly and moved it to the Highlights section.

PART C: OTHER INFORMATION

EXHIBITS

Declaration of Trust, Item 28(a)(2)

25.	Please disclose the operative provisions of Article VIII, Section 2(a) and (b) in an appropriate place in the prospectus.
•	We disclosed these provisions in the Other Information section.

August 19, 2025

26.	Please revise Article VIII, Section 2(a)(iv) to explicitly specify that this section does not apply to claims arising under the federal securities laws. In disclosing these provisions in the prospectus, please disclose Section 2(a)(iv) of Article VIII and disclose that this subpart does not apply to claims arising under the federal securities laws.
•	Disclosure revised accordingly.
27.	Please revise Article VIII, Section 7(c) to state explicitly that the exclusive state jurisdiction provisions do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus this provision and the corresponding risks of such a provision even as to non-federal securities laws claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that this provision does not apply to claims arising under the federal securities laws.
•	Disclosure revised accordingly.
28.	If the phrase “or any other court in the State of Delaware” in Section 7(c) of Article VIII is meant to establish an exclusive federal court forum for claims arising under the federal securities, please clarify that in the Declaration of Trust. Also, please disclose in an appropriate place of the prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that there is a question of enforceability of such a provision since the Securities Act of 1933 (“Securities Act”) and the 1940 Act permit shareholders to bring claims arising from these Acts in both federal and state court.

•	Removed “or any other court in the State of Delaware” language for clarity. Disclosed Delaware forum may be inconvenient and less favorable. Clarified that the Delaware court requirement does not apply to federal claims
29.	Please disclose in an appropriate place in the prospectus that shareholders waive any right to trial by jury as specified in Section 7(c)(vii).

•	Disclosed accordingly.

Item 28(b)- The By-Laws

30.	Please add to Article V, Section 2 of the By-Laws that the indemnification of personnel in that section is also subject to Article VII of the Declaration of Trust.
•	Added
31.	Please supplementally confirm to the staff that indemnification under Section 3 of the ByLaws will not be for disabling conduct as specified in Section 3(c) of Article of the Declaration of Trust.
•	We confirm to the staff that indemnification under Section 3 of the By-Laws will not be for disabling conduct as specified in Section 3(c) of Article of the Declaration of Trust.

August 19, 2025

SIGNATURE PAGE, Page C-4

32.	The registration statement was signed by the Sole Trustee and President. Please note that Section 6(a) of the Securities Act requires registration statements to be signed by the principal executive officer, the principal financial officer, the principal accounting officer and a majority of the trustees. Please ensure that all future amendments are signed by the required personnel identified in Section 6(a) once they are identified and appointed.

•	Going forward our President (CEO), Treasurer/Secretary (CFO) and the majority of our trustees will sign our future amendments. We did not plan to appoint a CAO.

GENERAL COMMENTS

33.	We note that many portions of your filing are incomplete or are to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
•	All blanks are filled in for your review.
34.	A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and any financial statements included in the filing.
•	We included the completed fee table, hypothetical expense examples, references to the auditor (Cohen & Company), auditory consent, and financial statements. The SEC accountants completed the full financial review.
35.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
•	As part of our response, we filed a pre-effective N-1A/A on September 26th. As we have made several updates and changes that improves our filing, we request that you review the most recent N-1A/A filed in October instead of the one filed on September 26th.

•	We acknowledge that the Fund and our management team are solely responsible for the accuracy and completeness of our disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff, and we will submit accurate and complete disclosures.

Sincerely,

/s/ Michael Monaghan

President and Portfolio Manager

Founder ETFs